August 4, 2006

Mario Rodriguez, Chief Executive Officer
NTR Acquisition Co.
100 Mill Plain Road, Suite 320
Danbury, CT 06811

> **Re: NTR Acquisition Co.**
> **Registration Statement on Form S-1**
> **File No. 333-135394**
> **Filed June 28, 2006**

Dear Mr. Rodriguez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2.   Please check the box for securities that will be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. In addition, please provide the undertakings required by Item 512(a) of Regulation S-K.

3.   In the appropriate sections, please add disclosure indicating, if the business combination is not completed, the procedures for dissolution of the company pursuant to Delaware law. For example, will you comply with Section 280 of the Delaware General Corporation Law, or instead fall under the provisions of Section 281? Will shareholders vote on the dissolution? Also, discuss debtor/creditor rights and any potential bankruptcy proceedings that may result if the business combination is not completed. In particular, disclose and discuss the timing of the proposed distribution to the public Stockholders of the proceeds in the Trust Account in relation to the stockholder vote as to the dissolution of the company and the payment of or provision for amounts to cover outstanding debts, liabilities, obligations, costs and expenses of the company. We may have further comment.

4.   We note disclosure in the Article Fifth of your Amended and Restated Certificate of Incorporation that "Paragraphs A through K may not be amended after the consummation of the Corporation's IPO without the unanimous consent of the Corporation's stockholders prior to the consummation of any Initial Business Combination." (Emphasis ours.) Please advise as to whether or not an amendment to any of the subject provisions would be valid under applicable state law if less than unanimous but greater than 50 percent of the shareholders consent to any such amendment. Also, please clarify if the unanimity will be determined by votes made or total shares outstanding.

5.   In conjunction with the preceding comment, please revise the prospectus to disclose this provision and explain the impact or potential impact of this provision on investors in the offering. For example, disclose whether the company views the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed.

Prospectus Cover Page

6.   We note that you intend to list your securities on the American Stock Exchange. Please advise us of the standard and criteria you intend to list under.

Prospectus Delivery Obligation, page i

7.   Please advise us of the basis for the requirement of only 25 days for the prospectus delivery obligation.

Prospectus Summary, page 1

8.   We note the disclosure on page one is identical to the disclosure on page 42.
        Repetition does not enhance disclosure. Please revise limit the use of
        repetition.

9.   On page nine, we note that it will take "a majority of the shares of common
        stock voted" to approve any transaction. Please revise to clearly state then
        that a failure to vote will have no effect on the outcome of the transaction.

10.   In the appropriate section, please revise to clarify whether the 19.99%
        threshold could be lowered or increased by the company after the completion
        of your public offering.

Summary Financial Data, page 12

11.   Please provide us with the data you used to compute $241,646,985 for the "as
        adjusted" working capital balance as of June 20, 2006. It appears you are
        including $5,000,000 of deferred underwriting discounts. Please tell us why it
        is appropriate to include this in your working capital balance.

Risk Factors, page 13

12.   In risk factor three, we note that an effective registration statement is required
        in order for the warrant holders to exercise their warrants if you are able to
        consummate a business combination. Please revise to clarify if they will be
        entitled to a cash settlement if you fail to maintain an effective registration
        statement. If they are not entitled to a cash settlement, please revise to explain
        if they are entitled to any remedy if you fail to maintain an effective
        registration statement.

13.   Please provide a risk factor to discuss the company's ability to redeem the
        warrants pursuant to section 6(b) of the warrant agreement. The risk factor
        should specifically address the fact the company could redeem the warrants
        while a prospectus is not current and the warrants are not exercisable.

14.   In conjunction with the preceding comment, please revise to discuss the fact
        that the exercise of the warrants issued in the private placements are not
        subject to the same limitations and restrictions on exercise that are applicable
        to the publicly-issued warrants and discuss where appropriate the benefit
        resulting to the Initial Stockholders.

15.   In risk factor seven, we note that several of your insiders have agreed,
        "subject to certain exceptions," to be personally liable to cover claims made
        by third parties that would affect the trust proceeds. In the appropriate

section, please revise to discuss the certain exceptions that would prevent the noted individuals from being personally liable. Also, please revise to discuss the efforts made to determine if such persons have the means to incur the liability to third parties.

16. In risk factor seven, discuss (i) whether the company has any waiver agreements agreed to at this time and if so, from whom they have been obtained; and (ii) the possibility that such waiver agreements may be deemed unenforceable by operation of law.

17. In risk factor 26, please revise to quantify the price that the initial shares were sold for.

18. It is not clear how the obligations of the federal securities laws to provide financial information in accordance with GAAP presents a material risk since all companies are subject to those obligations. Please revise risk factor 35 to discuss how this risk is specific to you.

19. The risk associated with potential overruns appears to affect companies across industries. Please revise risk factor 35 to discuss how the risk is specific to you.

Use of Proceeds, page 31

20. We note that your search and consummation of a business combination will be primarily funded with interest from the trust account. Please revise to discuss your expectations associated with the interest to be earned on the funds in trust. Clarify if initial shareholders are obligated to advance you funds if the interest disbursements are not provided when expenses are incurred.

21. We note that you may use a portion of the interest earned to pay a "no-shop" provision. Is there any possibility that such payment would be able to deplete all of your non-trust funds? If so, how do you intend to fund your search efforts? Please revise accordingly.

Proposed Business, page 41

22. Please tell us the factors you considered in determining to raise $250,000,000. Also, we note that you are currently "reviewing and evaluating a financing commitment" you have received for $250,000,000. Please revise to disclose the discussions and communications that have taken place that lead to the proposal of the noted financing commitment.

23. To the extent possible, please revise this section to replace technical jargon or language with plain English. Revise to define all terms that would not be

understood by the ordinary reasonable investor. For instance, please revise to define the terms "feedstock" and "margin-based." Please refer the Staff Legal Bulletin 7 and its update, which are located at http://www.sec.gov/interps /legal/slbcf7.htm and http://www.sec.gov/interps/legal/cfslb7a.htm, respectively, and revise your disclosure accordingly.

24. We note the substantial disclosure concerning heavy, sour crude oil. We also note that you intend to particularly focus on the refining industry. Please revise to clarify the circumstance under which the company would not combine with a company in the business of refining heavy/sour crude oil.

25. We note the disclosure of the cost advantages in dealing with heavy and sour crude because of the differentials. Your disclosure highlights the cost difference in the differentials. However, it appears that the cost differential is associated with the efforts and equipment needed to refine heavy/sour crude. As such, please revise to discuss the additional efforts and equipment needed, in terms of cost, so that investors can understand the "advantage" you are attempting to discuss.

26. We note the disclosure on page 46 that you believe management's experience provides you with a "competitive advantage" in evaluating targets. Please revise to clarify if the noted disclosure implies that the other blank check companies' managements are not as qualified as yours. If they are as qualified as yours, it would appear that you do not have a competitive advantage. Please revise or advise.

27. We note that you have already obtained a "report" in order to determine the feasibility of your current endeavor. We also note that the report appears to have been considered in the insiders' decision to purchase the initial shares and private placement units. It would appear that the result of the noted report would be material to investors' decisions to purchase in your offering as well. Please revise to discuss the material aspects of the study.

28. Please revise to clarify how the report was conducted and how the party conducting the study was aware of companies looking to be acquired.

29. Please revise to discuss the background of your formation. Disclose the discussions that took place and identify the parties that organized your current company and management team.

30. Under the caption "sources of target businesses," please revise to disclose if you will contact the opportunities included in the report you received.

31. We note that financial condition is one of the criteria you will consider. Please elaborate. Are you referring companies with a positive financial

condition or those with negative or weak conditions? Clarify if you are able to acquire an under performing company that is suffering losses. If so, clarify if, in that circumstance, your management will be required to remain with the company. If not, clarify what would be the purpose of acquiring an underperforming company and retaining its underperforming management.

32.   We note the list of criteria you have included on pages 49. The list you have seems very general and does not appear to provide much insight to investors. Considering you are selling your plan to combine with an operating company, the disclosure you provide should encompass your plans in detail so that investors could make an informed decision. For example, we note that you are able to seek out third party finders or consultants. If you were to seek out a third party finder, it would appear you would have to provide them with a list of criteria they would be able to use to narrow their search. In such event, any criteria you would provide a finder or consulting company is the same type of disclosure that would appear important and material to investors. Please revise accordingly or advise.

33.   On page 50, we note the disclosure that your board will determine the fair market value of any target. Please clarify if management will be able to hire third parties to perform the due diligence and valuation of the target company. In presenting a combination as being in the best interest of your shareholders, clarify if management will be required to perform its own valuation and analysis and quantify such value for shareholders. If not, clarify the information that management intends to provide to shareholders regarding valuation of the target.

34.   We note that any opinion obtained would be limited to whether or not the target is worth 80 percent of the amount in the trust account. We also note that you may acquire a company by issuing shares. In the event that you issue shares in order to acquire a target and such issuance causes the investors in this offering to collectively become minority shareholders, clarify if you would be required to obtain an opinion or independently opine on whether the transaction is fair to your shareholders.

35.   The staff notes that the company is obligated to consummate its initial acquisition with an entity or entities whose fair value is equal to at lease 80% of the "balance in the trust account" as opposed to the "net assets" of the company. Please provide a discussion to clarify any differences between the two terms.

36.   We note that your certificate of incorporation states that your business purpose is to engage in any lawful business. Please revise to clarify if that remains the business purpose even if you are not able to complete a business combination before the 18/24 month termination date.

37.   On page 51, we note that "each of NTR Partners LLC and NTR Investors LLC" has agreed to vote shares acquired in the after marked in favor of the business combination. Please revise to clarify if that means members of management may purchase in the offering or afterwards and vote in any manner they chose.

38.   In the fourth full paragraph on page 52, you state "[T]he offering proceeds deposited in the trust account could, however, become subject to the claims of our creditors that <u>could</u> be in preference to the claims of our public stockholders" (emphasis added). Provide us with a legal analysis as to when the claims of the public stockholders would be prior to the claims of creditors of the company. We may have further comment.

Management, page 59

39.   We note the petroleum companies that D. Duane Gilliam has been associated with. Please revise to discuss the actual line of business of such companies. For instance, were the companies drilling or refining oil? Also, please revise to disclose Mr. Gilliam's activities from 2003 to the present.

40.   We note that the shares held by NTR Partners are attributed to a number of other individuals that are listed here as members of management. Please revise to clarify the association between NTR Partners and your members of management. Also, please disclose the relationship between Mr. Gilliam and Gilliam Enterprises.

41.   In the appropriate section(s), please revise to discuss the business of NTR Partners and its affiliated entities

42.   Please revise to disclose William Hantke's and L.E. Scott's activities from 2005 to the present.

Transfer Restrictions, page 65

43.   We note that the exception to the transfer restriction that the "permitted transferees" have to agree to be subject to the "same transfer restrictions and vote with the majority of public shareholders" in connection with the initial business combination. Considering the various securities to be held by the NTR entities, which could be considered control parties, are privately placed, please revise to discuss the exemption to be relied upon in making any transfers. Also, please revise to define your use of the term "associated" in describing "permitted transferees.

Underwriting, page 77

44.   We that you have requested the underwriters reserve a number of units for a directed share program. Please advise us of the mechanics of how and when these units were or will be offered and sold to investors in the directed unit program for this offering. For example, tell us how the prospective recipients and number of reserved units is determined. Tell us how and when the company and underwriter notified or will notify the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered units, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed unit program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

45.   We note that the underwriters may make available an electric version of the prospectus. If the underwriters decide to engage in an electronic offer, sale or distribution of the shares, please describe their procedures to us. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

Financial Statements, page F-3

46.   Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

47.   Since your deferred offering costs appear to be considered long term assets, please revise to separate them from the current assets and classify them as such. Also revise to report your liabilities as current.

48.   The accrued offering cost balance appears to be greater than five percent of total current liabilities. Accordingly, revise to separately state accrued offering costs on the face of the balance sheet.

49.   Revise the footnotes to disclose your commitment to pay NTR Management LLC, a monthly fee of $7,500 for general and administrative services, including office space and secretarial support.

Note 7 – Common Stock and Warrants, page F-10

50.   Disclose the assumptions used to calculate the fair market value of the 4,250,000 shares of warrants issued.

Exhibit 23

51.   Provide a current consent of the independent accountant in any amendment.

Recent Sales of Unregistered Securities, page II-4

52.   It appears that an investment decision has already been made regarding the private placement of units to be made at a later date. Please revise to include those in this section. Also, please advise if there is a document that evidences the private placement to take place contemporaneously with or prior to the offering.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   · the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Babette Cooper at (202) 551-3396. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: Carolyn J. Luxemburg
        Fax: 212 225 3999